CREDIT AND SECURITY AGREEMENT

This Credit and Security Agreement (the "**Agreement**") is made and entered into as of the 21 day of September, 2020, by **Sky Quarry Inc.**, a Delaware corporation with its principal place of business located at 1800 Vine Street #200, Los Angeles, CA 90028, **2020 Resources LLC**, a Delaware limited liability company with its principal place of business located at 67750 South Seep Ridge Rd, Bonanza, UT 84008, and **2020 Resources (Canada) Ltd.**, a named Alberta corporation with its principal place of business located at 67750 South Seep Ridge Rd, Bonanza, UT 84008 (collectively, "**Co- Borrowers**"), in favor of **Loeb Term Solutions LLC**, an Illinois limited liability company with an address at 8609 W. Bryn Mawr, Suite 208, Chicago, IL 60609 ("**Lender**").

Co-Borrowers, and any person or entity that executes a guaranty of the **Obligations** in favor of Lender (each a "**Guarantor**"), agrees to all of the terms and conditions contained in the **Note** and this **Agreement** and in any attachments thereto, and in any other documents incorporated herein by reference.

In consideration of and as an inducement to **Lender** making certain loans to **Co-Borrowers** as evidenced by that certain Promissory Note of even date herewith in the principal amount of up to One Million and 00/100 Dollars ($1,000,000.00) (the "**Note**"), and to secure the payment and performance of the **Note** and of any and all obligations and liabilities of **Co-Borrowers** to **Lender**, whether arising in connection with loans, advances, purchases, acquisitions, or other extensions of credit made to or on behalf of **Co-Borrowers** or any other person for whom **Co-Borrowers** serves as surety or guarantor, and whether direct or indirect, absolute or contingent, or now or hereafter existing, or due or to become due (collectively the "**Obligations**"), the parties hereto agree as follows:

1. **Loan Advances and Repayment.** This **Agreement** sets forth the terms and conditions for a loan or loans to be made by Lender to Co-Borrowers. Provided there is no event of Default, Co-Borrowers may request that Lender make a loan or loans to Co-Borrowers (each an "**Advance**" or collectively the "**Advances**") provided that the principal amount of the Obligations do not exceed the lesser of (a) seventy percent (70%) of the liquidation value of the **Eligible Equipment** (defined below) as determined by Lender in its sole reasonable discretion, or (b) the declining dollar amount for the applicable month set forth on attached Exhibit A (collectively the "**Borrowing Base**"). **Co-Borrowers** may make one request per month for an **Advance**, and the request must be made not less than ten (10) days prior to the end of the month for an **Advance** to be made on the first day of the following month. In addition to payments of interest and the **Unpaid Borrowing Base Fee** set forth in the **Note**, on the first day of each month Borrower shall pay Lender the dollar amount that outstanding principal amount of the **Note** exceeds the **Borrowing Base**. **Eligible Equipment**" means equipment that (a) is owned by the Co-Borrowers free of any title defect or any lien or interest of any person except the lien in favor of the Lender; (b) is located at locations set forth in this Agreement; (c) in the Lender's opinion, is not obsolete, unsalable, damaged or unfit for further use; (d) is appraised by an appraiser satisfactory to the Lender, and all such appraisals shall be in form and substance satisfactory to the Lender; (e) complies with any representation or warranty contained in this Agreement; and (f) is otherwise acceptable to the Lender in its sole reasonable discretion.

2. **Grant of Security Interest.** To secure the payment and performance of the **Obligations**, **Co-Borrowers** hereby grant to **Lender** a security interest in all of **Co-Borrower's** rights, titles and interests in and to the Collateral (defined below).

3. **UCC Provisions.**

    a. All capitalized terms not defined herein shall have the meaning given to such terms in the Uniform Commercial Code ("**UCC**") as in effect on the date hereof in the state of Michigan, except as required by mandatory provisions of law.
    b. **Co-Borrowers** previously authorized and hereby authorizes **Lender** to file one or more financing statements, and amendments thereto, relating to all or any part of the Collateral in the **Co-Borrower's** state of organization and in any other states or locations selected by **Lender**. **Lender** may describe the Collateral as "all assets" of **Co-Borrowers** or words of similar effect in such financing statements.

4. **Definition of Collateral.** The Collateral is all of the **Co-Borrower's** now owned or existing or hereafter acquired or arising: Accounts, Goods, Inventory, Equipment (including without limitation the equipment

described on Exhibit B attached hereto), Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing, and all Proceeds of the foregoing (the "**Collateral**"). The **Collateral** also includes all monies on deposit with **Lender**.

5.   <u>**Representations and Covenants Relating to the Collateral.**</u>

    a.   <u>Ownership</u>. **Co-Borrowers** are the owners of the **Collateral** and shall at all times maintain valid title to the **Collateral**.

    b.   <u>Lien Priority</u>. The security interest granted hereby shall at all times be a valid and perfected first priority security interest enforceable against **Co-Borrowers** and all third parties, securing the **Obligations**. **Co-Borrowers** shall not permit any financing statement or other instruments similar in effect covering all or any part of the **Collateral** to be filed or recorded without the prior written consent of **Lender**. **Without limiting the foregoing, Co-Borrowers shall not enter into any merchant cash advance loans or any other agreements or loans wherein Co-Borrowers sells or assigns its accounts or future cash.**

    c.   <u>Care of Collateral</u>. **Co-Borrowers**, at their own expense, will maintain, keep and preserve the **Collateral** in the ordinary course of business in good repair, working order and condition (reasonable wear and tear excepted) and from time to time make or cause to be made all needed and appropriate repairs, renewals, replacements, additions, betterments and improvements thereto and will not waste or destroy the **Collateral** or any part thereof and will not be negligent in the care and use of any **Collateral** and will not use any **Collateral** in violation of applicable law.

    d.   <u>Disposition of Collateral</u>. **Co-Borrowers** shall not sell, lease, transfer, assign (by operation of law or otherwise) or otherwise dispose of all or any part of the **Collateral**, except for Inventory in the ordinary course of business.

    e.   <u>Principal place of business and Trade Names</u>. **Co-Borrowers** represent, warrant and covenant that: (i) **Co-Borrower's** principal place of business and the books and records relating to the **Collateral** are located at **Co-Borrower's** principal place of business specified above; (ii) **Co-Borrowers** has not, within the last five (5) years, transacted business under any trade names other than those specified herein or otherwise provided to **Lender** in writing; and (iii) **Co-Borrowers** will not move its principal place of business or its books and records, or transact business under any new trade names, without giving **Lender** thirty (30) days prior written notice thereof or without having taken all action required by **Lender** including but not limited to those in Section 5.f. below with respect to any affected **Collateral**.

    f.   <u>Location of Collateral</u>. **Co-Borrowers** shall not permit the equipment or other tangible **Collateral** to be located at any location except at the locations specified in a written Landlord Agreement executed by the landlord and **Lender** unless:

        (i)   **Co-Borrowers** give **Lender** thirty (30) days prior written notice thereof;

        (ii)   Prior to the move, **Co-Borrowers** obtain from the landlord(s) of the premises of the future location(s) an executed lease and provide a copy to **Lender**;

        (iii)   Prior to the move, **Co-Borrowers** obtain from the landlord(s) of the premises of the future location(s) a Landlord Agreement, in form satisfactory to **Lender**, executed by the landlord and **Lender**;

        (iv)   Prior to the move, the machinery mover hired by **Co-Borrowers** names **Lender** as additional insured, loss payee and lender loss payee on its insurance policy and provides a copy to **Lender**;

        (v)   **Co-Borrowers** have all of the previously installed equipment re-installed;

        (vi)   **Co-Borrowers** allow **Lender** to inspect the equipment at **Co-Borrower's** expense to confirm that all previously installed equipment as shown on Exhibit B is re-installed and operating. The reinspection fee will be pulled via ACH; and

        (vii)   Within ten (10) days of the completion of the move, **Co-Borrowers** notify **Lender** of any surplus equipment left from the move and develops with **Lender** a plan to sell the surplus.

6.   **Collection of Accounts.** After an event of Default **Lender** shall have the right to notify the Account debtors of the assignment of the related Accounts to **Lender** and to direct such Account debtors to make payment of all amounts due or to become due to **Co-Borrowers** thereunder directly to **Lender**, and upon such

notification and at the expense of **Co-Borrowers Lender** may enforce collection of any such Accounts, and adjust, settle or compromise the amount or payment thereof. After the notice from **Lender** to the account debtors, (i) all amounts and proceeds (in whatever form) received by **Co-Borrowers** in respect of the Accounts shall be received in trust for the benefit of **Lender**, shall be segregated from other funds of **Co-Borrowers** and shall be forthwith paid over to **Lender** in the same form as so received (with any necessary endorsement), and applied against the **Obligations** in such order as **Lender** shall elect in its sole discretion, and (ii) **Co-Borrowers** shall not adjust, settle or compromise the amount or payment of any Receivable, or release wholly or partly any account debtor, or allow any credit or discount thereon without the prior written consent of **Lender**. **Co-Borrowers** hereby appoints any officer or agent of **Lender** as **Co-Borrower's** true and lawful attorney-in-fact after an event of Default with power to endorse the name of the **Co-Borrowers** upon any notices, checks, drafts, money orders or other instruments of payment or **Collateral** which may come into possession of **Lender**; to sign and endorse the name of **Co-Borrowers** upon any invoices, freight or express bills, bills of lading, stored or warehouse receipts, drafts against account debtors, assignments, verifications and notices in connection with accounts; and after the occurrence of an event of Default, to give written notice to such office and officials of the United States Postal Service to effect the change or changes of address so that all mail addressed to **Co-Borrowers** may be delivered directly to **Lender** (**Lender** will return all mail not related to the obligors or the **Collateral**). This power of attorney shall be irrevocable for the term of this **Agreement** and all transactions hereunder.

7. **Further Assurances. Co-Borrowers** agree that it shall from time to time, and at its expense, promptly execute and deliver all instruments, documents and assignments, and shall take all further actions that **Lender** may request in order to perfect, protect and continue any security interest granted or purported to be granted hereby or to enable **Lender** to exercise and enforce its rights and remedies hereunder with respect to any **Collateral**, and shall promptly give to the **Lender** evidence satisfactory to **Lender** of such action. Without limiting the generality of the foregoing, **Co-Borrowers** shall:

   a. Take such steps as **Lender** may request for **Lender** (i) to obtain an acknowledgment of any bailee having possession of any of the **Collateral** that the bailee holds such **Collateral** for **Lender**, or (ii) to obtain "control" of any investment property, deposit accounts, letter-of-credit rights, electronic chattel paper or other **Collateral**;
   b. Mark conspicuously each document, Chattel Paper and Instrument, and at the request of **Lender**, each of its records pertaining to the **Collateral**, with a legend in form and substance satisfactory to **Lender** indicating that such document, Chattel Paper, Instrument or other **Collateral** is subject to the security interest granted hereby;
   c. Upon the request of the **Lender**, deliver and pledge **Lender** any original **Note**, Instrument, Chattel Paper, Instrument or other document evidencing any **Collateral** and any certificate or instrument evidencing any Security, duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in forms and substance satisfactory to **Lender**;
   d. Deliver certificates of title and execute all documentation in order to reflect **Lender's** security interest on titled motor vehicles and vessels;
   e. Furnish to **Lender** from time to time statements and schedules identifying and describing the **Collateral** and such other reports and information concerning the **Collateral** as **Lender** may request in its sole discretion; and
   f. Not store, keep or maintain any **Collateral** at any location other than locations where there is a landlord waiver and/or a mortgagee waiver in favor of **Lender**, and in forms acceptable to **Lender**.

8. **Reserves.**

   Lender is establishing a reserve in the amount of $10,000 (the "**Open Item Reserve**") from the funding of the **Note** to ensure that the open closing items are satisfied. The **Open Item Reserve** will only be released once the **Co-Borrowers** provides the following to **Lender**, in form and content acceptable to **Lender**:

   1. Certificate of Liability Insurance for 2020 Resources LLC, and 2020 Resources (Canada) Ltd. showing **Lender** as additional insured, loss payee and lender's loss payee, per section 9 below within fifteen (15) days of funding

Lender is requiring that a reserve in the amount of $15,000 (the "**Occupancy Reserve**") be established from the funding of the **Note** to secure payment of rent and mortgage payments, as applicable, on any of its rented or owned locations. In the event that the **Co-Borrowers** fails to timely pay rent or mortgage payments on any of its rented or owned locations, the **Lender** is authorized to use funds in the **Occupancy Reserve** to make such payments or may use such funds to satisfy any other amounts **Co-Borrowers** owes **Lender**.

Notwithstanding the establishment of any reserve, the **Co-Borrowers** will pay interest on the full amount of the **Note** commencing on the date of the initial funding of the **Note**. **Co-Borrowers** will not earn interest on any funds held in reserve and the existence of the reserve shall not relieve Co-Borrowers of its **Obligation** to make payments under this **Agreement** and the **Note**. **Lender** will not use the funds in reserve for any other Co-Borrowers or client.

9. **Insurance.** **Co-Borrowers** at all times should have the **Collateral** insured in the **Co-Borrower's** name and in the name of the **Lender** against loss or damage by fire, theft, burglary, pilferage, loss in transit and such other hazards with amounts, under policies and by insurers acceptable to **Lender**. Each policy shall include a provision for **Lender** to receive copies directly from the insurance agent of all written notices to policy holder including, but not limited to any invoices, statements of account, certificates of insurance, cancellation, or substantial modification. Policies shall show **Lender** as additional insured, loss payee and lender's loss payee in a manner acceptable to **Lender**. **Co-Borrowers** shall execute and deliver to **Lender** simultaneously herewith and at any other time hereafter such assignments of policies of insurance as **Lender** shall reasonably require. All premiums shall be paid by **Co-Borrowers** and the policies shall be delivered to **Co-Borrowers** and Certificate of Insurance shall be delivered to **Lender**. If **Co-Borrowers** fail to do so, **Lender** may (but shall not be required) procure such insurance at the **Co-Borrower's** expense. **CO-BORROWERS** ALSO GRANT PERMISSION FOR **LENDER** TO SPEAK DIRECTLY WITH INSURANCE AGENT AS REQUIRED TO CONFIRM PROPER INSURANCE IS IN PLACE AND IT IS CURRENT.

10. **Inspection; Books, Records and Financial Statements and Reports.**

    a. **Co-Borrowers** shall at all times keep accurate and complete records of the **Collateral**, and, at **Co-Borrower's** expense, at any time and without hindrance or delay, permit **Lender** to inspect the **Collateral**, and inspect and make extracts from and copies of its books and all records, including preventative maintenance records relating to the **Collateral**.

    b. **Co-Borrowers** shall at all times keep, and if requested provide **Lender** with copies of or allow **Lender** to inspect, monthly financial records prepared in accordance with generally accepted accounting principles and which are true and accurate in all material respects, including an income statement, balance sheet, statement of cash flows on a consolidated basis, accounts payable aging, accounts receivable aging, inventory report and payroll report.

    c. **Lender** shall be permitted to discuss with **Co-Borrower's** owners, directors, officers, managers and auditors **Co-Borrower's** business, procedures, assets, liabilities, financial positions, results of operations and business prospects.

    d. **Co-Borrowers** shall keep its records concerning the **Collateral** and other business records at its principal place of business or at such other location as shall have been notified to **Lender** upon not less than thirty (30) days written notice. The cost of all such inspections shall be borne by the **Co-Borrowers**.

    e. The **Lender** shall have the right to have the Equipment appraised or inspected on an annual basis. At every annual appraisal or inspection, the loan balance needs to be at 70% FLV or lower and must be paid down to stay in formula. If the Loan does not close within forty-five (45) days of the initial inspection, **Lender** may perform a reinspection of the **Collateral** at the **Co-Borrower's** expense. After the occurrence of a Default, there shall be no limit on the number of appraisals and inspections, and **Co-Borrowers** shall reimburse **Lender** for costs related to such appraisals or inspections. Prior to the occurrence of a Default, **Lender** will give **Co-Borrowers** seventy-two (72) hours prior notice and the inspection will only be during normal business hours. **Co-Borrowers** authorize **Lender** to debit the amount of the Appraisal Expense (as defined below) from **Co-Borrower's** bank account via ACH transfer as more fully set forth in the ACH Authorization Agreement. In addition, at all times **Lender** shall have the right to verify all Accounts, whether in its name or using a fictitious name.

11. **Taxes.** **Co-Borrowers** shall promptly pay when due all property, payroll and any other taxes, assessments and governmental charges or levies imposed upon the **Collateral**, except to the extent the validity thereof is being contested in good faith by **Co-Borrowers** and with reserves for payment of such charges or levies in any amount satisfactory to **Lender**. **Lender** reserves the right to require **Co-Borrowers** to use an independent payroll service if **Co-Borrowers** are delinquent in paying their payroll taxes on time.

12. **Lender's Duties and Powers.** If **Co-Borrowers** fail to perform any covenant or agreement contained herein, **Lender** may (but shall not be obligated to) perform, or cause performance of, such covenant or agreement at the **Co-Borrower's** expense. The powers conferred on **Lender** hereunder are to protect **Lender's** interest in the **Collateral** and shall not impose any duty upon **Lender** to exercise any such powers.

13. **Loans, Dividends, or other Distributions to Equity Owners, and Payments on Junior Notes.** **Co-Borrowers** covenant and agree that until all **Obligations** to **Lender** are paid in full, it will not declare or pay any dividend or make any other distribution or loan of any kind to its shareholders, members or other equity owners, other than:

    a.   Normal salary paid to an equity owner that is also an employee of **Co-Borrowers**; and

    b.   With respect to any year in which **Co-Borrowers** are not taxed by the Internal Revenue Services as a "C" corporation, and provided that **Co-Borrowers** are not in Default at that time of such payment, **Co-Borrowers** may make a distribution of profits to its equity owners in an amount not to exceed the sum necessary to enable its equity owners to pay their personal state and federal taxes directly attributable to the profits earned by **Co-Borrowers** for the applicable year.

    Co-Borrowers covenant and agree that prior to a Default they may make regularly scheduled payments of principal and interest, without acceleration of any kind, under the $300,000.00 Promissory Note dated September 16, 2020 in favor of ACMO USOS LLC, and under the $450,000.00 Promissory Note dated September 16, 2020 in favor of JPMorgan Chase Bank, N.A (collectively the "**Junior Notes**"). After and during the continuance of any Default, Co-Borrowers shall not make any payments on the Junior Notes.

14. **Fees and Expenses.**

    a.   **Co-Borrowers** shall upon demand pay to **Lender** the amount of any and all expenses, including without limitation, the reasonable fees and disbursements of **Lender's** counsel and of any experts and agents, which **Lender** may incur in connection with the preparation, administration and enforcement of this **Agreement**, or the sale, collection from, or other realization upon any of the **Collateral**.

    b.   At closing of the Loan, **Co-Borrowers** will pay **Lender** a loan fee in the amount of $30,000, which will be fully earned as of such date and not refundable in any event.

    c.   **Co-Borrowers** shall pay to **Lender** a late charge of five percent (5%) of each and every payment not received by **Lender** on its due date. The minimum late charge shall, at **Lender's** discretion, be $500.00. Such late charges shall be to cover the additional costs in connection with handling of a late payment. The imposition of a late charge shall not affect the rights of **Lender** to declare an event of Default or impose a default interest rate as a result of a late payment.

    d.   The **Co-Borrowers** shall pay to **Lender** a Frequent Late Fee (the "**Frequent Late Fee**") in the amount of one percent (1%) of original principal amount of the **Note**, as may have been increased from time to time, to be paid on the earlier of the Maturity Date of the **Note** or the earlier repayment (including prepayment or acceleration) of the **Note**. This **Frequent Late Fee** will be waived upon payment in full of all **Obligations** under the **Note** at the Maturity Date, provided that **Co-Borrowers** have not been late in making payment under the **Note** on more than two (2) occasions. This **Frequent Late Fee** shall be in addition to any prepayment fees.

    e.   **Co-Borrowers** shall pay the monthly **Unused Borrowing Base Fee** set forth in the **Note**.

    f.   **Co-Borrowers** shall pay **Lender** $6,000.00 per appraisal or inspection (the "**Appraisal Expense**").

    g.   The **Note** has a four (4) year term (the "**Term**"). In the event of repayment in full of the indebtedness under the **Note** or any repayment of twenty percent (20%) or more of the outstanding indebtedness under this **Note** during any thirty (30) day period prior to the expiration of the **Term**, **Co-Borrowers** shall pay to **Lender**, as an early prepayment fee as liquidated damages and not as a penalty, an amount equal to (the "**Prepayment Fee**"): Three percent (3%) of the **Borrowing Base** as of the payoff date during the first year of the **Note** (beginning with the date of this **Note**); three percent (3%) of the **Borrowing Base** as of the payoff date during the second year of the **Note**; two percent (2%) of the **Borrowing Base** as of the payoff date during the third year of the **Note**; and one percent (1%) of the **Borrowing Base** as of the payoff date during the final year of this **Note.** In the event that payment of the **Note** shall be accelerated for any reason whatsoever by the **Lender**, the full **Prepayment Fee** in effect as of the date of such acceleration shall be added to the outstanding balance of the **Note** in determining the debt for the purposes of any judgment under the **Note**, or the amount of **Obligations** secured by the **Collateral**.

15. <u>**Default**</u>. Each of the following shall constitute an event of default under this **Agreement** (a "**Default**"):

    a. **Co-Borrowers** fail to pay any amounts under the **Note** or any other **Obligations** when due;
    b. **Co-Borrowers** fail to observe or perform any of the terms, covenants or conditions contained in this **Agreement**, the **Note** or any other contract, instrument or agreement with Lender, including but not limited to the representations and warranties concerning the Collateral set forth in paragraph 5 above;
    c. Any representation or warranty made by **Co-Borrowers** herein is false in any material respect as of the time when made or given;
    d. **Co-Borrowers** or any **Guarantor** shall make an assignment for the benefit of creditors, file a petition in bankruptcy, petition or apply for the appointment of a custodian, receiver or any trustee for **Co-Borrowers**, **Guarantor** or the **Collateral**, or shall commence any proceedings under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statue of any jurisdiction, whether now or hereafter in effect, or if there shall have been filed any such petition or application, or any such proceeding shall have been commenced against **Co-Borrowers** or **Guarantor**, in which an order for relief is entered and is not dismissed within sixty (60) days;
    e. Any suit is filed against **Co-Borrowers** or **Guarantor** and not disclosed to lender within thirty (30) days;
    f. Any judgment is entered against **Co-Borrowers** or **Guarantor** in excess of $25,000;
    g. **Co-Borrowers** fail to provide Lender the Certificate of Liability Insurance for 2020 Resources LLC, and 2020 Resources (Canada) Ltd. showing Lender as additional insured, loss payee and lender's loss payee, per section 9 within fifteen (15) days of funding
    h. Any of the **Collateral** is taken or sought to be taken by levy, execution or other process of law;
    i. **Co-Borrowers** or **Guarantor** liquidates, dissolves, or merges into or consolidates with or into any other entity;
    j. If **Co-Borrowers** open a new bank account and fails to provide an Automatic ACH Debit Agreement covering such account within five (5) Business Days of opening such account;
    k. Any financial statement or report provided to **Lender** is false in any material respect as of the time when made or given; or
    l. Any circumstance or event of any nature which in **Security Party's** sole reasonable discretion may materially and adversely affect the condition, operation, business or assets of **Co-Borrowers** or any **Guarantor**, or materially impairs the ability of **Co-Borrowers** or any **Guarantor** to fulfill their **Obligations** to **Lender**.

16. <u>**Remedies**</u>. Upon and event of **Default**, **Lender** shall have the following remedies which may be exercised cumulatively:

    a. To declare all amounts owing under the **Note** and all other **Obligations** immediately due and payable;
    b. To exercise any and all rights and remedies provided under this **Agreement**, the **UCC**, in law or at equity, including the right to obtain an injunction against **Co-Borrowers** or a decree of specific performance;
    c. To immediately apply to any court of competent jurisdiction for, and obtain appointment of, a receiver for the **Collateral,** the **Co-Borrowers** or the **Co-Borrower's** business. **Co-Borrowers** consent to any such appointment and agrees not to contest any such motion or appointment;
    d. Without prior demand or notice, set-off against and apply any accounts, items and monies in the possession of **Lender** or payable by **Lender** to **Co-Borrowers** to the **Obligations**;

e. With or without judicial process or the aid or assistance of others, enter upon any premises in which **Collateral** may be located and, without resistance or interference by **Co-Borrowers**, take physical possession of any items of **Collateral** and maintain such possession on **Co-Borrower's** premises or move the same or any part thereof to such other places as **Lender** shall choose without being liable to **Co-Borrowers** on account of any losses, damage or depreciation that may occur, and may dispose of all or any part of the **Collateral** on any premises of **Co-Borrowers**, require **Co-Borrowers** to assemble and make available to **Lender** or to remove all or any part of the **Collateral** from any premises in which any part may be located for the purpose of effecting sale or other disposition thereof; and

f. Sell any item of the **Collateral** for cash or other value in any number of lots at a public or private sale without demand or notice (excepting only that **Lender** shall give **Co-Borrowers** ten (10) days prior written notice of the time and place of any public sale, or the time after which a private sale may be made, which notice **Co-Borrowers** agree is reasonable). At any public sale **Lender** may bid for and purchase the whole or any part of the property and rights sold and upon compliance with the terms of such sale may hold or dispose of such property and rights without further accountability to **Co-Borrowers**. **Co-Borrowers** will execute and deliver, or cause to be executed and delivered, such instruments, documents, registration statements, assignments, waivers, certificates and affidavits, and will supply or cause to be supplied such further information and take such further action as **Lender** shall require in connection with such sales. **Co-Borrowers** shall be responsible for all costs of sale or other disposition of the **Collateral**. The proceeds of all sales and collections hereunder shall be applied against the **Obligations** in such order as **Lender** shall elect in its sole discretion.

Failure to exercise any and all rights or remedies **Lender** may have in the event of any event of **Default** shall not constitute a waiver of the right to exercise such rights or remedies in the event of any subsequent event of **Default**, whether of the same or different nature. No waiver of any right or remedy by **Lender** shall be effective unless made in writing and signed by **Lender**, nor shall any waiver on one occasion apply to any future occasion.

17. **Waivers.** **Co-Borrowers** and each **Guarantor** each hereby waive (a) any requirement for **Lender** to marshall the **Collateral** or to resort to the **Collateral** in any particular order, (b) the right to extend or excuse performance of any of **Co-Borrower's** or **Guarantor's Obligations** based on force majeure, and (c) to the extent permitted by applicable law, the benefits and advantages of any valuation, stay, appraisement, extension or redemption laws now or hereafter existing which, but for this provision, might be applicable.

18. **Discharge and Payoff.** In recognition of the **Lender's** right to have its attorneys' fees and other expenses incurred in connection with this **Agreement** secured by the **Collateral**, notwithstanding payment in full of all **Obligations** by **Co-Borrowers**, **Lender** shall not be required to file terminations or satisfactions of any of **Lender's** liens on the **Collateral** unless and until **Co-Borrowers** and all **Guarantors** shall have provided general releases in favor of **Lender**, in form satisfactory to **Lender**. **Co-Borrowers** understand that this provision constitutes a waiver of its rights under Section 9-513 of the Uniform Commercial Code.

19. **No Waiver; Cumulative Remedies.** No failure on the part of **Lender** to exercise, and no delay on the part of **Lender** in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy by **Lender** preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies that may be available to **Lender**, whether at law, in equity or otherwise. No course of dealing between **Co-Borrowers** and **Lender** shall operate as a waiver of any rights of **Lender** under this **Agreement** or in respect of the **Collateral** or the **Obligations**.

20. **Indemnity.** **Co-Borrowers** assume liability for and does hereby agree to indemnify, protect, save and keep harmless **Lender** and its agents, from and against any and all liabilities, claims, losses, obligations, damages, penalties, actions, and suites of whatsoever kind and nature imposed on, incurred by or asserted against **Lender** or its agents, in any way relating to or growing out of this **Agreement**, the **Note** or the **Collateral** (including without limitation, enforcement of this **Agreement** and the **Note** or disposition of the **Collateral**), except claims, losses or liabilities resulting solely from **Lender's** gross negligence or willful misconduct.

21. **Right of First Refusal.** In consideration of the **Lender** providing the Loan to the **Co-Borrowers**, **Co-Borrowers** hereby agree that it will, within five (5) days of receipt, provide a copy of any proposal letter, term sheet, letter of intent or commitment letter from any **Lender** offering to **Co-Borrowers** a refinance of the Loan. **Lender** shall have the right of first refusal to match the offer(s) of such other **Lender(s)**, and if **Lender** advises **Co-Borrowers** that it intends to meet the financial terms set forth in such offer(s), **Co-Borrowers** will be obligated to enter into an amendment to this **Agreement** and the **Note** extending the terms of this **Agreement** and the **Note** for at least the term proposed in such other offer(s), and amending the financial terms set forth in this **Agreement** and the **Note**. Notwithstanding the foregoing, **Co-Borrowers** recognize that this **Agreement** and the **Note** can only be terminated as provided herein and therein. Failure of **Lender** to meet the terms set forth in such letter of interest or commitment letter does not relieve the **Co-Borrowers** from its **Obligations** hereunder.

22. **Use of Co-Borrower's Name, etc.** **Co-Borrowers** hereby authorizes **Lender** to use the **Co-Borrower's** name and tradenames together with variants of such names and related logotypes and the amount of the transaction in advertising that promotes **Lender** and the business transaction between any **Co-Borrowers** and **Lender**. Neither **Lender** nor any of its subsidiaries, affiliates, officers, employees and advertising agents shall have any liability to **Co-Borrowers** arising out of or related to the reasonable exercise of the rights hereby granted to **Lender**.

23. **Miscellaneous**. The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof. Neither this **Agreement** nor any term hereof may be amended orally, nor may any provision hereof waived orally but only by an instrument in writing signed by **Lender** and, in the case of an amendment, by **Co-Borrowers** and any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. This **Agreement** shall be governed by and construed in accordance with the law of the State of Michigan, except as required by mandatory provisions of law and except to the extent that the validity or perfection of the security interest hereunder in respect of any particular **Collateral** are governed by the law of a jurisdiction other than the State of Michigan. This **Agreement** may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument. Each party acknowledges that is has reviewed this **Agreement**, and the parties hereby agree that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this **Agreement**.

24. **Assignments.** This **Agreement** shall bind the parties hereto and their respective successors and assigns. This **Agreement** and the **Note** may be assigned by **Lender** to a third party, and the **Co-Borrowers** consent to such assignment and agrees that this **Agreement** and the **Note** will be in favor of the assignee(s) upon assignment, without any defenses, counterclaims or setoffs of any kind whatsoever. All of the terms of this **Agreement** and the **Note** shall inure to the benefit of **Lender** and its successors and assigns and shall be binding upon each and every one of the Obligors and their respective heirs, executors, administrators, personal representatives, successors and assigns, jointly and severally. **Lender** may grant participations in all or any portion of, and may assign all or any part of **Lender**'s rights under, this **Agreement** and the **Note**. **Lender** may disclose to any such participant or assignee any and all information held by or known to **Lender** at any time with respect to any Obligor.

25. **Notices.** All notices and other communications under this **Agreement** shall be in writing and shall be deemed to have been given three (3) business days after deposit in the mail, designated as certified mail, return receipt requested, postage-prepaid, one (1) business day after being entrusted to a reputable commercial overnight delivery service, addressed to the party to whom such notice is directed at its address as forth above, or upon sending if sent via electronic mail. Any party hereto may change the address to which notices shall be directed under this Paragraph by giving three (3) business days written notice of such change to the other parties.

If to **Lender**, then to:

Lender:	Loeb Term Solutions LLC
Attention:	James L. Newman
Address:	8609 W. Bryn Mawr, Suite 208
	Chicago, IL 60631
Phone:	773-548-4131
Email:	jimn@loebtermsolutions.com
Carbon copy:	Kenda Davis
Email address:	kendad@loebtermsolutions.com

If to **Co-Borrowers**, then to:

Co-Borrower:	Sky Quarry Inc.
Attention:	David Owen Sealock
Address:	1800 Vine Street #200
	Los Angeles, CA 90028
Phone:	403-561-9882
Email:	davids@skyquarry.com

Co-Borrower:	2020 Resources LLC
Attention:	David Owen Sealock
Address:	67750 South Seep Ridge Rd
	Bonanza, UT 84008
Phone:	403-561-9882
Email:	davids@skyquarry.com

Co-Borrower:	2020 Resources (Canada) Ltd.
Attention:	David Owen Sealock
Address:	67750 South Seep Ridge Rd
	Bonanza, UT 84008
Phone:	403-561-9882
Email:	davids@skyquarry.com

26. **WAIVER OF JURY TRIAL.** THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY OR ANY OTHER MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS **AGREEMENT** AND ANY DOCUMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF EITHER OR ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THIS **AGREEMENT**.

27. **JURISDICTION.** THE PARTIES AGREE THAT ANY ACTION TO ENFORCE **CO-BORROWERS'S** OR **GUARANTOR'S OBLIGATIONS** TO **LENDER** OR ANY ACTION RELATING TO OR ARISING OUT OF THE LOAN OR THIS **AGREEMENT** SHALL BE PROSECUTED EITHER IN THE CIRCUIT COURT OF OAKLAND COUNTY MICHIGAN OR THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF MICHIGAN (UNLESS LENDER'S, IN ITS SOLE DISCRETION, ELECTS SOME OTHER JURISDICTION), AND **CO-BORROWERS** AND **GUARANTOR** SUBMIT TO THE JURISDICTION OF ANY SUCH COURT SELECTED BY **LENDER**. **CO-BORROWERS** AND **GUARANTOR** WAIVE ANY AND ALL RIGHTS TO CONTEST THE JURISDICTION AND VENUE OF ANY ACTION BROUGHT IN THIS MATTER AND **CO-BORROWERS** AND **GUARANTOR** MAY BRING ANY ACTION AGAINST **LENDER** ONLY IN THE CIRCUIT COURT FOR THE COUNTY OF OAKLAND OR THE FEDERAL COURT OR THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF MICHIGAN.

IN WITNESS WHEREOF, the parties have caused this **Agreement** to be executed as of the date first written above.

CO-BORROWERS: Sky Quarry Inc.

Signature:	
Print Name:	David Owen Sealock
Title:	CEO
Email:	davids@skyquarry.com
Phone Number	403-561-9882

CO-BORROWERS: **2020 Resources LLC**

Signature:	
Print Name:	David Owen Sealock
Title:	CEO
Email:	davids@skyquarry.com
Phone Number	403-561-9882

CO-BORROWERS: **2020 Resources (Canada) Ltd.**

Signature:	
Print Name:	David Owen Sealock
Title:	CEO
Email:	davids@skyquarry.com
Phone Number	403-561-9882

GUARANTOR: **David Owen Sealock**

Signature:	
Print Name:	David Owen Sealock
Title:	CEO
Email:	davids@skyquarry.com
Phone Number	403-561-9882

GUARANTOR: **Marcus Goetz Laun**

Signature:	
Print Name:	Marcus Goetz Laun
Title:	Executive Vice President
Email:	marcuslaun@gmail.com
Phone Number	917-514-2110

LENDER:

Loeb Term Solutions LLC

Signature:	_____
Print Name:	James L. Newman
Title:	Manager
Email:	jimn@loebtermsolutions.com
Phone Number:	773-496-5720